SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


                                 FINAL AMENDMENT


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                OLD MUTUAL EMERGING MANAGERS MASTER FUND, L.L.C.
                                (Name of Issuer)

                OLD MUTUAL EMERGING MANAGERS MASTER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                                William J. Landes
                             Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                               Rye Brook, NY 10573
                                 (888) 266-2200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131


                               September 28, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


     Transaction Valuation: $1,000,000 (a) Amount of Filing Fee: $30.70 (b)

1. Calculated as the aggregate maximum purchase price for Interests.

2. Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[  ] Check  the  box if  any  part of  the fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  ___________________________

         Form or Registration No.:  ___________________________

         Filing Party:  ______________________________________

         Date Filed:  ________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

               This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 28, 2007 by Old Mutual Emerging Managers Master Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $1,000,000 of interests in the Fund
("Interests") as of December 31, 2007, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 28, 2007.

               This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

          The following information is furnished pursuant to Rule 13e-4(c)(4):

          1. The Offer expired at 12:00 midnight, Eastern Time, on October 26, 2007.

          2. $114,217.16 in Interests were tendered prior to the expiration of the Offer and accepted for repurchase by the Fund in accordance with the terms of the Offer.



                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               OLD MUTUAL EMERGING MANAGERS
                                               MASTER FUND, L.L.C.

                                               By:  /s/ William J. Landes
                                                    ------------------------
                                               Name:   William J. Landes
                                               Title:  Principal Manager



December 21, 2007